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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                            (Amendment No.  6   )*


                       TURNER BROADCASTING SYSTEM, INC.
                 -------------------------------------------
                               (Name of Issuer)

                    Class B Common Stock, $.0625 par value
                 -------------------------------------------
                        (Title of Class of Securities)

                                900262  50  2
                          -------------------------
                                (CUSIP Number)


         Check the following box if a fee is being paid with this statement
         / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 5 pages



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

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      R. E. Turner


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a) /  /
                                                                                      (b) /  /

    3      SEC USE ONLY




    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   U. S.


                      5     SOLE VOTING POWER

                                   22,676,968 (See Note 4)
     NUMBER OF
      SHARES
   BENEFICIALLY       6     SHARED VOTING POWER
     OWNED BY
       EACH                         7,853,000 (See Note 4)
     REPORTING
      PERSON          7     SOLE DISPOSITIVE POWER
       WITH
                                   19,676,968 (See Note 4)


                      8     SHARED DISPOSITIVE POWER

                                   10,853,000 (See Note 4)


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   30,529,968

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /



    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                   Approximately 22.2%


    12     TYPE OF REPORTING PERSON*

                                   IN

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!






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
Item 1(a)      Name of Issuer:  Turner Broadcasting System, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
                                One CNN Center
                                Atlanta, Georgia 30303

Item 2(a)      Name of Person Filing: R. E. Turner

Item 2(b)      Address of Principal Business Office or, if None, Residence:
                                One CNN Center
                                Atlanta, Georgia  30303

Item 2(c)      Citizenship:  U. S.

Item 2(d)      Title of Class of Securities:
               Class B Common Stock, $.0625 par value

Item 2(e)      CUSIP Number: 900262 50 2

Item 3                  Not Applicable

Item 4                  Ownership:
                        (a) Amount Beneficially Owned:                   30,529,968 shares

                        (b) Percent of Class:                               22.2%

                        (c) Number of shares as to which
                            such person has:

                          (i)   Sole Power to vote or direct the vote    22,676,968 shares (1)(3)(4)

                          (ii)  Shared power to vote or direct the vote   7,853,000 shares (2)

                          (iii) Sole power to dispose or to direct the
                                disposition of                           19,676,968 shares (1)(3)

                          (iv)  Shared power to dispose or to direct
                                  the disposition of                     10,853,000 shares (2)(4)


                        (1) Includes 559,962 shares owned by Turner Outdoor, Inc., an affiliated corporation which is wholly owned by Mr. Turner, and 3,000,000 shares held in trust (the "Trust Shares") by an independent trustee for the benefit of Mr. Turner's former spouse and their children. Does not include shares held in trust by an independent trustee for the benefit of the children of Mr. Turner.


                        (2) Includes 500,000 shares held by the spouse of Mr. Turner and 5,000,000 shares held by the Turner Foundation, Inc., a private nonprofit corporation organized for charitable purposes. Mr. Turner disclaims beneficial ownership of these aggregate 5,500,000 shares. Also includes 2,353,000 shares held by the Robert E. Turner Charitable Remainder Unitrust No. 2, for which Mr. Turner is the Trustee.


                        (3) Mr. Turner is a party to a Shareholders' Agreement dated June 3, 1987, as amended as of April 15, 1988, which provides for certain voting and disposition arrangements with respect to the parties' respective equity interests in the Issuer.


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                                                              Page 4 of 5 Pages


                        By virtue of such agreement, Mr. Turner and some or all of the other parties thereto may be deemed to constitute a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) for purposes of determining beneficial ownership of shares of Class B Common Stock. Except as otherwise acknowledged in this footnote, Mr. Turner disclaims beneficial ownership of the shares of Class B Common Stock owned by any other person in any such "group."

                        (4)     Mr. Turner has the sole power to vote
                        the Trust Shares. Mr. Turner's power to dispose of the Trust Shares is subject to the approval of the trustee.

Item 5                  Not Applicable

Item 6                  Not Applicable

Item 7                  Not Applicable

Item 8                  Not Applicable

Item 9                  Not Applicable

Item 10                 Not Applicable
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                                                             Page 5 of 5 Pages


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   R.E. TURNER

                                                   /s/ R. E. Turner
                                                   ------------------

Dated: February 14, 1995